United States securities and exchange commission logo





                              August 4, 2021

       Stephen Fitzpatrick
       Chief Executive Officer
       Vertical Aerospace Ltd.
       140-142 Kensington Church Street
       London X0 W8 4BN
       United Kingdom

                                                        Re: Vertical Aerospace
Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed July 9, 2021
                                                            File No. 333-257785

       Dear Mr. Fitzpatrick:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed July 9, 2021

       Cover Page

   1. Please disclose that the business combination vote may be influenced by the Sponsor, directors, executive
officers, advisors or any of their affiliates purchasing shares in privately negotiated
transactions or in the open market.
       Industry and Market Data, page iii

   2. Please tell us whether you commissioned any of the third-party data presented and, if so, please file the consent
as an exhibit. In this regard, we note the disclosure in the fifth paragraph on page 123
about "commercial and market research commissioned by
                                                        Broadstone" and a
"technical due diligence report commissioned by Broadstone."
 Stephen Fitzpatrick
FirstName   LastNameStephen Fitzpatrick
Vertical Aerospace  Ltd.
Comapany
August      NameVertical Aerospace Ltd.
        4, 2021
August
Page 2 4, 2021 Page 2
FirstName LastName
3. We note the disclosure that you have not independently verified the accuracy or completeness of the data. Please note that you are responsible for the entire contents of the registration statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to third-party information, please delete the statement or revise to specifically state that you are liable for such information. Questions and Answers about the Proposed Transactions, page 7

4. Please add a question and answer that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
5. Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transactions.
What interests do Broadstone's current officers and directors have in the Proposed Transactions, page 14

6. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
7. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-
         business combination company.
8. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
What are the U.S. federal income tax consequences of the Proposed Transactions to U.S.
Holders, page 15

9. You have not included in your exhibit list a tax opinion, even though your disclosure here and on page 133 suggests that one is required given that you state that holders of your securities who exchange them in the merger will not recognize gain or loss. Please revise to provide a tax opinion, and revise this section as applicable, consistent with Item
         601(b)(8) of Regulation S-K.
10. Please clarify the phrase "disregarded entity" mentioned on pages 15 and 133. Also, reconcile the disclosure on page 15 that it is "intended" that the merger will constitute a
 Stephen Fitzpatrick
FirstName   LastNameStephen Fitzpatrick
Vertical Aerospace  Ltd.
Comapany
August      NameVertical Aerospace Ltd.
        4, 2021
August
Page 3 4, 2021 Page 3
FirstName LastName
         tax-free reorganization with the disclosure on page 133 that the merger will qualify as a tax-free reorganization.
How do I exercise my redemption rights?, page 16

11. We note the disclosure in the carryover sentence at the bottom of page 17 that a holder of
         Public Shares that redeems their shares will retain any Public Warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
         Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Virgin Atlantic Memorandum of Understanding, page 31

12. Please file the memorandum of understanding as an exhibit to the proxy statement/prospectus.
Summary Financial Information of Broadstone, page 42

13.      Please revise your registration statement:

                To disclose that Broadstone   s financial statements are
presented in accordance with
              U.S. GAAP; and

                To present Broadstone   s condensed statement of operations
data for the period from
              May 13, 2020 (inception) through December 31, 2020.
Summary Financial Information of Vertical, page 44

14. Please revise the third sentence of your lead in paragraph to also refer to the summary consolidated statement of financial position as of December 31, 2019.
15. Please revise your statement of comprehensive income data to include the total finance costs subtotal for the three months ended March 31, 2021 and 2020. Risk Factors, page 48

16. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
The pre-orders from Avolon and American Airlines, page 52

17. We note your disclosure that the pre-orders are subject to certain conditions. Please revise to describe all of the conditions. Please state whether deposits have been made and the
 Stephen Fitzpatrick
Vertical Aerospace Ltd.
August 4, 2021
Page 4
         extent to which pre-orders are cancellable or refundable. Please fully describe the correlation between the PIPE investments and the pre-orders, such as whether the PIPE investment will be applied to the cost of the aircraft to be delivered. Please confirm that all written agreements relating to the pre-orders are filed as exhibits to the proxy statement/prospectus.
The shares beneficially owned by the Sponsor, our officers and directors, page
84

18. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Background of the Business Combination, page 118

19. We note the reference in the last paragraph on page 118 to "over 20 alternative target opportunities, other than the Company." Please revise your disclosure to provide additional detail regarding the search process, including whether Broadstone entered into any substantive discussions or sought indications of interest from any alternative target other than the Company and the timing and progress of such discussions. Also, disclose why Broadstone determined not to pursue a transaction with any such alternative targets.
20. We note the disclosure on page 13 that Broadstone did not obtain a third-party valuation or fairness opinion and the disclosure on pages 119 and 120 that Vertical hired Barclays
         Capital Inc. and Nomura Securities International, Inc. as its financial advisors and that
         Broadstone hired Citigroup Global Markets Inc. as its financial advisor, respectively.
         Please revise to disclose in greater detail the role that these third-parties played in the proposed transaction. Please clarify whether the financial advisors delivered any reports to the board that were materially related to the transaction.
Certain Unaudited Prospective Financial Information of Vertical, page 126

21. We note your disclosure on page 126 reflects numerous assumptions. Please revise to describe such assumptions with greater specificity and quantify where practicable.
22. Please briefly describe the exceptions mentioned in the fourth paragraph on page 127 and in the second full paragraph on page 129.
23. Please revise to disclose the extent to which your projected revenues and production
FirstName LastNameStephen Fitzpatrick
       volumes are subject to formal sales agreements. Also, if a material portion of your
Comapany    NameVertical
       projected financial Aerospace  Ltd.
                           measures are  concentrated with an individual
customer(s), separately
Augustquantify  and discuss
        4, 2021 Page  4      these concentrations.
FirstName LastName
 Stephen Fitzpatrick
FirstName   LastNameStephen Fitzpatrick
Vertical Aerospace  Ltd.
Comapany
August      NameVertical Aerospace Ltd.
        4, 2021
August
Page 5 4, 2021 Page 5
FirstName LastName
Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021, page 155

24. We refer to the share capital line item. It appears that adjustment J may be mislabeled.
         Please revise your pro forma balance sheet or tell us why your current presentation is appropriate.
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
Ended
December 31, 2020, page 158

25. Please revise your pro forma statement of operations to present adjustments CC and DD in the appropriate column.
Notes to the Unaudited Pro Forma Combined Financial Statements
Note 1 - Basis of Presentation, page 159

26. We note that you have not reflected the income tax effects of the pro forma adjustments based on the statutory rates in effect. Please more fully discuss your how you determined that this information is not meaningful in relation to the significant losses during historical periods.
27. Please tell us if and how you have accounted for the earn-out shares in your pro forma financial statements.
Adjustment (H), page 161

28. Please disclose the number of Vertical ordinary shares that are assumed to have resulted from the conversion of the convertible notes.
Adjustment (I), page 161

29. Please expand your footnote to include a table that reconciles the number of ordinary shares outstanding at March 31, 2021, as presented on page F-7, to the 146,749 ordinary shares.
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustment (E), page 161

30.      Please quantify the private and public warrants that sum to the   11.7
million warrant
         liability.
 Stephen Fitzpatrick
FirstName   LastNameStephen Fitzpatrick
Vertical Aerospace  Ltd.
Comapany
August      NameVertical Aerospace Ltd.
        4, 2021
August
Page 6 4, 2021 Page 6
FirstName LastName
Broadstone's Management's Discussion and Analysis of Financial Condition and Results of
Operations
For the Three Months Ended March 31, 2021
Results of Operations, page 179

31. Your disclosure reflects the period from May 13, 2020 (inception) through March 31,
         2021. Please revise your disclosure to discuss the operating results for the three months ended March 31, 2021.
For the Year Ended December 31, 2020
Results of Operations, page 181

32. The amounts presented in the second paragraph of your narrative do not reconcile to your statement of operations on page F-46. Please revise your disclosures as appropriate.
Critical Accounting Policies
Class A Ordinary Shares Subject to Possible Redemption, page 182

33. Your disclosure states that as of December 31, 2020, 29,126,270 Class A ordinary shares subject to possible redemption are presented as temporary equity. However, your balance sheet at December 31, 2020 refers to 26,508,694 Class A shares subject to redemption.
         Please revise your disclosure accordingly.
Net Loss Per Ordinary Share, page 182

34. Your disclosure refers to a net loss of approximately $236,000. It appears to us that the net loss for the period from May 13, 2020 (inception) through December 31, 2020 is
         $8,766,527. Please revise your narrative as appropriate.
Vertical's Management's Discussion and Analysis of Financial Condition and Results of
Operations
The Business Combination, page 204

35. In the second paragraph you refer to $9 million of deferred underwriter and legal fees
         related to Broadstone   s initial public offering. However, we note
that the deferred
         underwriting commission accrued at March 31, 2021, without legal fees, is in excess of the amount you disclosed. Please revise your narrative or tell us how your current presentation is appropriate.
Results of Operations - Comparison of the three months ended March 31, 2021 and 2020
Administrative Expenses, page 208

36. Please revise your disclosure to quantify each material factor that you have identified as contributing to the increase from period-to-period.
 Stephen Fitzpatrick
FirstName   LastNameStephen Fitzpatrick
Vertical Aerospace  Ltd.
Comapany
August      NameVertical Aerospace Ltd.
        4, 2021
August
Page 7 4, 2021 Page 7
FirstName LastName
Beneficial Ownership of Securities, page 222

37. Please revise the footnotes to the tables to disclose the natural person that holds the voting and/or investment power of the shares held by the entities.
38. Please disclose the portion of each class of the company's securities held in the United
         States and the number of record holders in the United States. Refer to
Item 18 of Form F-4
         and Item 7.A.2 of Form 20-F.
39. In addition to disclosing the beneficial ownership of your sponsor and its affiliates, also
         disclose the sponsor and its affiliates    total potential ownership
interest in the combined
         company, assuming exercise and conversion of all securities they own, including equity securities that the sponsor has the right to acquire beyond sixty days.
Audited Consolidated Financial Statements of Vertical Aerospace Group Ltd.
2 Significant accounting policies
Share based payments, page F-24

40. Please disclose how you determined the fair value of ordinary shares underlying share option issuances in 2020, as well as new shares allotted during 2021. 24 Financial risk management and impairment of financial assets
Credit risk and impairment, page F-40

41.      We note your disclosure that    the allowance account of trade
receivables is used to record
         impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the
         trade receivables directly.    Please clarify that trade receivables
that are irrecoverable are
         written off against the allowance account. This comment also applies to your disclosure
         titled    Quantitative and Qualitative Disclosures About Market Risk
 on page 213.
Audited Financial Statements of Broadstone Acquisition Corp.
Note 2 - Restatement of Previously Issued Financial Statements, page F-53

42. We refer to the effect of the restatement on the statement of cash flows for the period ended December 31, 2020. It appears to us that the adjustment and restated amounts for the net loss line item are $8,530,326 and $8,766,527, respectively. Please revise your disclosure accordingly.
Unaudited Financial Statements of Broadstone Acquisition Corp.
Unaudited Condensed Statement of Changes in Shareholders' Equity, page F-69

43. Please revise to show 7,632,575 Class B shares outstanding at December 31, 2020.
         Additionally, please remove the dollar signs from the Class A and B share columns.
 Stephen Fitzpatrick
FirstName   LastNameStephen Fitzpatrick
Vertical Aerospace  Ltd.
Comapany
August      NameVertical Aerospace Ltd.
        4, 2021
August
Page 8 4, 2021 Page 8
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Net Income (Loss) Per Ordinary Share, page F-76

44. The second paragraph of your footnote refers to net income of $9,696,749 for the three months ended March 31, 2021. Please reconcile this amount with net income as presented on your statement of operations on page F-68.
Exhibits and Financial Statement Schedules, page II-1

45. Please revise to clarify which exhibits listed on pages II-1 and II-2 have information that has been redacted as indicated by the "#" on page II-2.
Exhibit 4.4, page II-2

46. We note that the warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States
         District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the
         company waives any objection to such    exclusive jurisdiction.    If
this provision requires
         investors in this offering to bring any such action, proceeding, or claim in the courts of the
         State of New York or the United States District Court for the Southern District of New
         York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Stephen Fitzpatrick
Vertical Aerospace Ltd.
August 4, 2021
Page 9

       You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameStephen Fitzpatrick
                                                          Division of
Corporation Finance
Comapany NameVertical Aerospace Ltd.
                                                          Office of
Manufacturing
August 4, 2021 Page 9
cc:       Robbie McLaren, Esq.
FirstName LastName